FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 9, 2021 announcing Gilat’s Third Quarter 2021 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972 and 333-255740) and on Form F-3 (Registration No. 333-232597).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 9, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Strong Revenue & Profitability Growth in Third
Quarter 2021

Revenue up 34% year-over-year to $49.9M, GAAP operating income of $0.9 million and Adjusted EBITDA reached $4.0 million

Petah Tikva, Israel – November 9, 2021 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter of 2021.

Third Quarter Financial Highlights

•	Revenues of $49.9 million, a 34% increase from $37.3 million in Q3 2020 and 12% lower than $56.9 million in the previous quarter;

•
GAAP operating income of $0.9 million, a significant improvement compared with an operating loss of $10.9 million in Q3 2020 (which included $8.2 million of Comtech merger and acquisition expenses) and an operating loss of $0.3 million in the previous quarter;

•	Non-GAAP operating income of $1.5 million, compared with operating loss of $1.9 million in Q3 2020, and an operating income of $0.2 million in the previous quarter;

•
GAAP net income of $0.2 million, or $0.00 per diluted share, compared with a net loss of $11.6 million, or loss of $0.21 per share in Q3 2020 and net loss of $0.1 million in the previous quarter, or $0.00 per share;

•
Non-GAAP net income of $0.7 million, or $0.01 per diluted share, compared with a net loss of $2.6 million, or loss of $0.05 per share in Q3 2020, and compared with a net income of $0.4 million, or $0.01 per diluted share, in the previous quarter;

•	Adjusted EBITDA of $4.0 million compared with adjusted EBITDA of $0.6 million in Q3 2020; and adjusted EBITDA of $2.5 million in the previous quarter;

Management Commentary

Adi Sfadia, Gilat’s CEO, commented: “Our revenue this quarter showed significant year over year growth as we continue to increase profitability reaching an Adjusted EBITDA of $4 million. We are especially pleased with our success in signing new deals, some of which are potentially transformable in nature and strategic.

“I am most excited about major progress this quarter in the NGSO and VHTS market segments.  Furthermore, we experienced improved performance and significant bookings in our strategic market segments including Cellular Backhual and IFC where we received several orders from key market players to be deliverd over the next few quarters.

“In our Peru operation we have made significant progress with awards of $28 million in multi-year service agreements, and achieved our target goal of approximately $50 million in annual recurring revenue from Peru, well before the stated target date.”

Continued Mr. Sfadia, “Although the global supply chain presents challenges, so far we have been able to mitigate these issues and we hope that this will continue to be the case. Looking ahead, given the recent wins and awards as well as the strong and improving momentum we are seeing across our business, we are increasingly confident that we will show significant growth in the top line and in the Adjusted EBITDA, both in Q4 of this year and in 2022.”

Key Recent Announcements

•	Tier-1 Mobile Operator in Asia Expands 4G Network with Gilat’s Cellular Backhaul Solution
•	Gilat Expands 4G Network with Tier-1 Mobile Operator in North America
•	Gilat Signs Service Agreements of Over $16 Million for Operating Transport-Networks to Support Broadband Services in Peru
•	Gilat Receives $12 Million Service Agreement for Operation of Transport Network in Cusco, Peru
•	Gilat Received $17 Million in Orders for Support of Low Earth Orbit Constellation
•	SES Awards Gilat Multi-Million Dollar Contract for Multiple Broadband Applications in Latin America

Conference Call Details

Gilat’s management will discuss its third quarter 2021 results and business achievements and participate in a questions and answers session:

Date:	Tuesday, November 9, 2021
Start:	9:30 AM ET / 4:30 PM IT
Dial-in:	US: 1-866-744-5399
International: +972-3-918-0610

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq3-2021

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims, restructuring and reorganization costs, merger, acquisition and related litigation expense (income), net and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company’s Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid-State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, Cellular Backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Ehud Helft
GK Investor & Public Relations
gilat@gkir.com
+1 212 378 8040

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended		Nine months ended
	September, 30		September, 30
	2021	2020	2021	2020
	Unaudited		Unaudited

Revenues	$49,911	$37,270	$151,547	$123,258
Cost of revenues	32,306	27,827	104,870	95,341

Gross profit	17,605	9,443	46,677	27,917

Research and development expenses	7,640	6,442	23,674	20,215
Less - grants	416	460	790	932
Research and development expenses, net	7,224	5,982	22,884	19,283
Selling and marketing expenses	5,359	3,687	15,827	12,337
General and administrative expenses	4,104	2,478	11,042	10,269
Merger, acquisition and related litigation expense, net	-	8,198	-	11,149

Total operating expenses	16,687	20,345	49,753	53,038

Operating income (loss)	918	(10,902)	(3,076)	(25,121)

Financial expenses, net	(701)	(286)	(1,458)	(1,715)

Income (loss) before taxes on income	217	(11,188)	(4,534)	(26,836)

Taxes on income	49	363	523	695

Net income (loss)	$168	$(11,551)	$(5,057)	$(27,531)

Basic and Diluted earnings (loss) per share	$0.00	$(0.21)	$(0.09)	$(0.50)

Weighted average number of shares used in
computing earnings (loss) per share
Basic	56,525,177	55,520,197	56,355,020	55,506,266
Diluted	56,958,250	55,520,197	56,355,020	55,506,266

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	September 30, 2021			September 30, 2020
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$17,605	96	$17,701	$9,443	28	$9,471
Operating expenses (income)	16,687	(448)	16,239	20,345	(8,950)	11,395
Operating income (loss)	918	544	1,462	(10,902)	8,978	(1,924)
Income (loss) before taxes on income	217	544	761	(11,188)	8,978	(2,210)
Net income (loss)	168	544	712	(11,551)	8,978	(2,573)

Earnings (loss) per share (basic and diluted)	$0.00	$0.01	$0.01	$(0.21)	$0.16	$(0.05)

Weighted average number of shares used in
computing earnings per share
Basic	56,525,177		56,525,177	55,520,197		55,520,197
Diluted	56,958,250		57,227,810	55,520,197		55,520,197

(1)  Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, merger and acquisition and related litigation, net. and restructuring and re-organization costs

		Three months ended September 30, 2021			Three months ended September 30, 2020
		Unaudited			Unaudited

GAAP net income (loss)		$168			$(11,551)

Gross profit
Non-cash stock-based compensation expenses		91			21
Amortization of intangible assets related to acquisition transactions		5			7
		96			28
Operating expenses
Non-cash stock-based compensation expenses		398			259
Amortization of intangible assets related to acquisition transactions		50			49
Merger and acquisition and related litigation, net		-			8,198
Restructuring and re-organization costs		-			444
		448			8,950

Non-GAAP net income (loss)		$712			$(2,573)

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Nine months ended			Nine months ended
	September 30, 2021			September 30, 2020
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$46,677	226	$46,903	$27,917	144	$28,061
Operating expenses (income)	49,753	(735)	49,018	53,038	(12,887)	40,151
Operating income (loss)	(3,076)	961	(2,115)	(25,121)	13,031	(12,090)
Income (loss) before taxes on income	(4,534)	961	(3,573)	(26,836)	13,031	(13,805)
Net income (loss)	(5,057)	961	(4,096)	(27,531)	13,031	(14,500)

Earnings (loss) per share (basic and diluted)	$(0.09)	$0.02	$(0.07)	$(0.50)	$0.24	$(0.26)

Weighted average number of shares used in
computing earnings per share
Basic and Diluted	56,355,020		56,355,020	55,506,266		55,506,266

(1)   Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to shares acquisition transactions, merger and acquisition and related litigation, net, trade secrets and other litigation expenses and restructuring and re-organization costs .

		Nine months ended September 30, 2021			Nine months ended September 30, 2020
		Unaudited			Unaudited

GAAP net loss		$(5,057)			$(27,531)

Gross profit
Non-cash stock-based compensation expenses		211			127
Amortization of intangible assets related to acquisition transactions		15			17
		226			144
Operating expenses
Non-cash stock-based compensation expenses		584			860
Amortization of intangible assets related to acquisition transactions		151			150
Trade secrets and other litigation expenses		-			11
Merger, acquisition and related litigation expense, net		-			11,149
Restructuring and re-organization costs		-			717
		735			12,887

Non-GAAP net loss		$(4,096)			$(14,500)

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

GAAP operating profit (loss)	$918	$(10,902)	$(3,076)	$(25,121)
Add:
Non-cash stock-based compensation expenses	489	280	795	987
Trade secrets and other litigation expenses	-	-	-	11
Restructuring and re-organization costs	-	444	-	717
Merger, acquisition and related litigation expense, net	-	8,198	-	11,149
Depreciation and amortization (*)	2,608	2,542	7,365	7,924

Adjusted EBITDA	$4,015	$562	$5,084	$(4,333)

(*) Including amortization of lease incentive

SEGMENT REVENUE:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited

Fixed Networks	$22,328	$22,797	$78,455	$67,587
Mobility Solutions	21,624	9,210	52,626	42,417
Terrestrial Infrastructure Projects	5,959	5,263	20,466	13,254

Total revenue	$49,911	$37,270	$151,547	$123,258

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$63,774	$88,754
Restricted cash	21,624	27,162
Trade receivables, net	29,705	27,976
Contract assets	24,469	41,573
Inventories	31,577	31,304
Other current assets	24,189	16,637

Total current assets	195,338	233,406

LONG-TERM ASSETS:
Restricted cash	12	42
Severance pay funds	6,524	6,665
Deferred taxes	19,343	19,295
Operating lease right-of-use assets	4,129	4,879
Other long term receivables	6,474	7,797

Total long-term assets	36,482	38,678

PROPERTY AND EQUIPMENT, NET	75,631	77,172

INTANGIBLE ASSETS, NET	750	1,082

GOODWILL	43,468	43,468

TOTAL ASSETS	$351,669	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	September 30,	December 31,
	2021	2020
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$-	$4,000
Trade payables	17,767	20,487
Accrued expenses	47,722	46,387
Advances from customers and deferred revenues	29,550	26,244
Operating lease liabilities	1,804	1,911
Dividend payable	-	35,003
Other current liabilities	13,342	13,322

Total current liabilities	110,185	147,354

LONG-TERM LIABILITIES:
Accrued severance pay	6,819	7,136
Long-term advances from customers	3,022	1,890
Operating lease liabilities	2,325	2,985
Other long-term liabilities	120	631

Total long-term liabilities	12,286	12,642

SHAREHOLDERS’ EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,706	2,647
Additional paid-in capital	929,359	928,626
Accumulated other comprehensive loss	(6,364)	(6,017)
Accumulated deficit	(696,503)	(691,446)

Total shareholders’ equity	229,198	233,810

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$351,669	$393,806

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$168	$(11,551)	$(5,057)	$(27,531)
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	2,556	2,486	7,202	7,757
Capital loss from disposal of property and equipment	-	11	-	34
Stock-based compensation of options	489	280	795	987
Accrued severance pay, net	(49)	11	(177)	37
Deferred taxes, net	(232)	(39)	(47)	101
Decrease (increase) in trade receivables, net	5,311	2,488	(1,757)	20,852
Decrease (increase) in contract assets	(639)	(6,042)	17,104	(14,404)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	(1,476)	1,209	(5,485)	7,919
Decrease (increase) in inventories	(2,121)	548	(347)	(5,150)
Decrease in trade payables	(1,929)	(2,825)	(2,719)	(3,335)
Increase (decrease) in accrued expenses	(542)	5,616	1,151	(193)
Increase (decrease) in advance from customers and deferred revenue	4,560	1,609	4,369	(4,116)
Decrease in current and non current liabilities	(1,107)	(904)	(1,301)	(219)
Net cash provided by (used in) operating activities	4,989	(7,103)	13,731	(17,261)

Cash flows from investing activities:
Purchase of property and equipment	(1,452)	(861)	(5,024)	(2,740)
Proceeds from short term deposits	2,159	-	-	-
Net cash used in investing activities	707	(861)	(5,024)	(2,740)

Cash flows from financing activities:
Dividend payment	-	-	(35,003)	-
Repayment of long-term loans	-	-	(4,000)	(4,096)
Net cash used in financing activities	-	-	(39,003)	(4,096)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(91)	(91)	(252)	(630)

Increase (decrease) in cash, cash equivalents and restricted cash	5,605	(8,055)	(30,548)	(24,727)

Cash, cash equivalents and restricted cash at the beginning of the period	79,805	85,297	115,958	101,969

Cash, cash equivalents and restricted cash at the end of the period	$85,410	$77,242	$85,410	$77,242